ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 27, 2011	Jessica L. Reece

617-235-4636

Jessica.Reece@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Linda Stirling

Re:	Ashmore Funds
File Nos. 333-169226; 811-22468

Dear Ms. Stirling:

I am writing on behalf of Ashmore Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission on Post-Effective Amendment No. 6 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A, which you provided orally via telephone on August 5, 2011. The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on June 27, 2011 to register Institutional Class Shares of Ashmore Emerging Markets Small-Cap Equity Fund, a new series of the Trust, and Class A and Class C Shares of Ashmore Emerging Markets Small-Cap Equity Fund and Ashmore Emerging Markets Equity Fund (collectively, the “Funds”). Summaries of the Staff’s comments and the Trust’s responses are set forth below. These responses will be reflected, to the extent applicable, in a Post-Effective Amendment to the Trust’s Registration Statement, which will be filed on or about September 30, 2011 pursuant to Rule 485(b) under the Securities Act.

PROSPECTUS

1.	Comment: Please include, in the footnote to the Annual Fund Operating Expenses table describing the contractual fee waiver and/or expense reimbursement arrangement, the period for which the expense agreement is expected to continue and a sentence regarding the recoupment policy.

Response: The requested changes have been made. The second footnote to the Annual Fund Operating Expenses table has been revised to reflect that the expense limitation agreement is expected to continue until September 30, 2012 and the following language has been added: “Under the Expense Limitation Agreement, the Investment Manager may recoup any amounts waived or reimbursed during the previous three fiscal years, provided total expenses, including such recoupment, do not exceed the applicable annual expense limit.”

2.	Comment: Each Fund’s Fund Summary states that “[t]he Fund’s investments in derivatives and other synthetic instruments that have economic characteristics similar to these investments will be counted toward satisfaction of the 80% policy.” Please respond supplementally providing an example and describing how these derivatives will be accounted for in this context.

Response: Each of the types of derivatives identified in the “Principal Investment Strategies” section of the Prospectus (e.g., futures contracts, foreign currency forward contracts, total return swaps) may be used for this purpose. For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 (a “35d-1 Policy”), each Fund generally accounts for a derivative position by reference to its market value. In certain circumstances (e.g., where two derivative positions based on two different reference assets are combined to create synthetic exposure that has economic characteristics similar to a direct investment in a third asset), a Fund may use a different methodology to account for the synthetic exposure for purposes of its 35d-1 Policy.

3.	Comment: Please review each Fund’s disclosure to ensure that it accurately describes the types of derivatives each Fund will use as a part of its principal investment strategies as well as the related risks. In connection with this comment, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.govklivisions/investment/guidance/ici073010.pdf).

Response: The referenced disclosures have been reviewed and revised as the Funds deemed appropriate in reference to the noted letter.

4.	Comment: With respect to Ashmore Emerging Markets Equity Fund, “Small and Mid-Sized Companies Risk” is included in the “Principal Risks” section of the Fund’s Fund Summary. Please include a capitalization range in the Fund’s principal investment strategies or state that the Fund may invest in companies of any market capitalization.

Response: The Trust has added the following statement to the Fund’s principal investment strategies: “The Fund may invest in companies of any market capitalization.”

5.

Comment: With respect to Ashmore Emerging Markets Small-Cap Equity Fund, “Small and Mid-Sized Companies Risk” is included in the “Principal Risks” section of the Fund’s Fund Summary, however the Fund’s 80% policy states that it will invest at least 80% of its net assets in “equity securities and other equity-related investments of Small-Capitalization Emerging Market Issuers.” Please reconcile.

Response: The Trust respectfully submits that the current disclosure appropriately describes the Fund’s principal risks because, among other things, up to 20% of the Fund’s assets may be invested in mid-sized companies that may be subject to the risks associated with investing in mid-sized companies.

6.	Comment: “Focused Investment Risk” and “Geographic Focus Risk” are included in the “Principal Risks” section of each Fund’s Fund Summary. Please revise the “Principal Investment Strategies” section of each Fund’s Fund Summary to reflect these risks.

Response: The Trust respectfully submits that the current disclosure in each Fund’s Fund Summary appropriately describes its principal investment strategies. The disclosure relating to “Focused Investment Risk” and “Geographic Focus Risk” has been revised as follows to more clearly indicate how the Funds may be subject to these risks:

Focused Investment Risk: Focusing a fund’s investments in a limited number of issuers, sectors or industries increases risk and the volatility of the value of a fund’s shares. The Fund may be particularly susceptible to economic, political, regulatory or other events affecting the issuers, sectors or industries to the extent it focuses its investments;

Geographic Focus Risk: The Fund may be particularly susceptible to economic, political or regulatory events affecting particular countries or regions to the extent the Fund focuses its investments in such countries or regions;

7.	Comment: Please confirm whether “Interest Rate Risk” and “Portfolio Turnover Risk” should be included as principal risks of each Fund. If not, please remove these risks from the “Principal Risks” section of each Fund’s Fund Summary.

Response: The Trust confirms that “Interest Rate Risk” and “Portfolio Turnover Risk” are appropriate principal risks for each Fund.

8.	Comment: In the “Management of the Fund – Portfolio Managers” section of each Fund’s Fund Summary, please revise the disclosure relating to the inception date of the Fund to reflect the correct inception date.

Response: With respect to Ashmore Emerging Markets Equity Fund, the Fund’s Fund Summary correctly states that the portfolio managers have participated in the management of the Fund since its inception in June, 2011. With respect to Ashmore Emerging Markets Small-Cap Equity Fund, the Fund’s Fund Summary has been revised to state that the portfolio manager of the Fund has participated in the management of the Fund since its inception in October, 2011.

9.	Comment: Please revise the sentence in the section titled “Tax Information” within each Fund’s Fund Summary to clarify that an investor through a tax-deferred arrangement still pays taxes, although such taxes are deferred.

Response: The Trust respectfully submits that the current disclosure remains appropriate and in compliance with the requirements of Form N-1A. To the extent that taxes paid by an investor are deferred, the Trust believes this result is evident from the term “tax-deferred arrangement.” Furthermore, the language included by the Trust within this section is the same as the example language used by the Commission in the Appendix to the proposing release for amendments to Form N-1A. See Investment Company Act Release No. 28064 (Nov. 21, 2007). The Trust recognizes that this Appendix was included in the proposing release for illustrative purposes only, however the final rule release for amendments to Form N-1A did not suggest any additional or new language, and the newly-amended Form N-1A does not refer to any need to provide the type of disclosure now requested by the Staff. See Investment Company Act Release No. 28584 (May 28, 2009).

10.	Comment: Please revise the “Purchase and Sale of Fund Shares” section of the Ashmore Emerging Markets Small-Cap Equity Fund’s Fund Summary to reflect minimum initial investment and redemption information for Class A and Class C Shares of the Fund.

Response: The requested change has been made. The “Purchase and Sale of Fund Shares” section of the Ashmore Emerging Markets Small-Cap Equity Fund’s Fund Summary states:

The minimum initial investment for Class A and Class C Shares is $1,000 and the minimum subsequent investment is $50, though these minimums may be waived or modified by the Fund or the Distributor, including for certain financial intermediaries. You may sell (redeem) Class A or Class C Shares on any day the New York Stock Exchange is open through your broker-dealer or other financial intermediary, or directly with the Fund by calling 866-876-8294 or by sending a letter of instruction to Ashmore Funds c/o Northern Trust Company, PO Box 4766, Chicago, IL 60680-4766. If your shares are held in the name of a financial intermediary, those shares may only be sold through that financial intermediary.

11.	Comment: Please state that the Funds will provide shareholders with 60 days’ notice of a change in a Fund’s investment objective.

Response: The Trust respectfully declines to make the requested change, as there is no legal requirement of which the Trust is aware to provide such notice to shareholders.

* * * * *

On behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

* * * * *

We believe that this submission responds to the Staff’s comments. Please feel free to call me at (617) 235-4636 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jessica L. Reece

Jessica L. Reece

cc:	Paul Robinson, Ashmore Investment Management Limited

Brian Walker, Ashmore EMM, LLC

David C. Sullivan, Ropes & Gray LLP

Jeremy C. Smith, Ropes & Gray LLP